12012368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
110

SEC FILE NUMBER
8- 51938

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pristine Securities, LLC d/b/a Mastertrader.com

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7-11 South Broadway
(No. and Street)

White Plains (City) NY (State) 10601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Irwin (914) 682-7613
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Ely, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pristine Securities, LLC d/b/a Mastertrader.com, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN A BOCTOR
Notary Public, State of New York
No. 01BO6246505
Qualified in Westchester County
Commission Expires August 8, 20 15

John Boctor
Notary Public

Signature

President & CCO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRISTINE SECURITIES, LLC
D/B/A MASTERTRADER.COM

Statement of Financial Condition

December 31, 2011

(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 and Rule 1.10(g) of the Commodity Exchange Act as a PUBLIC DOCUMENT)

PRISTINE SECURITIES, LLC
D/B/A MASTERTRADER.COM

Table of Contents
December 31, 2011

PAGE

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

Offices in NYC & Long Island

INDEPENDENT AUDITORS' REPORT

To the Member
Pristine Securities, LLC
d/b/a Mastertrader.com

We have audited the accompanying statement of financial condition of Pristine Securities, LLC (d/b/a Mastertrader.com) as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pristine Securities, LLC (d/b/a Mastertrader.com) as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 23, 2012

PRISTINE SECURITIES, LLC
D/B/A MASTERTRADER.COM

Statement of Financial Condition
(A Discontinued Operation)
December 31, 2011

ASSETS	
Cash and cash equivalents	$ 503,135
Receivables from clearing broker	341,389
Notes receivable - related party	362,000
Other assets	19,759
	$ 1,226,283
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 255,085
Member's Equity	971,198
	$ 1,226,283

See notes to financial statements.

1 - ORGANIZATION

Pristine Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA").

The Company earns commissions from the purchase and sale of securities on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through another broker-dealer (the "Clearing Broker") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

The Company was incorporated on April 28, 1999 under the laws of the State of New York and maintains offices in White Plains, New York. The Company is a single member limited liability company whose sole member is Pristine Capital Holdings, Inc. ("PCH").

As a result of the agreement entered into with Stock USA Execution Services, the Company has determined its business activities should be considered discontinued operations (See note 9).

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash and Cash Equivalents*** - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

b. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by NASDAQ are recorded on a trade date basis. Revenues from fees charged to customers, related to costs incurred by the Company for customer trading activity, are recognized when the costs are incurred.

c. ***Property and Equipment*** - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets, which range from three to seven years.

d. ***Income Taxes*** - The Company is a single member limited liability company that is treated as a disregarded entity for Federal and New York State income tax purposes. As such, PCH is required to report the Company's income or loss on its consolidated income tax returns. PCH has not provided for a tax sharing or benefit policy for allocating taxes. Accordingly, no provision for income taxes is included in the accompanying financial statements. PCH files federal, New York State, and various other state tax returns. The earliest tax year that is subject to examination by these taxing authorities is 2008.

   The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax

benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company did not have any material unrecognized tax benefits as of December 31, 2011 and does not expect this to change significantly over the next twelve months. In connection with the adoption of the guidance, the Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of other expense. As of December 31, 2011, the Company has no accrued interest or penalties related to uncertain tax positions.

e. ***Use of Estimates*** - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - Receivables from Clearing Broker

The clearing and depository operations for the Company's customers' securities transactions are provided by the Clearing Broker pursuant to a clearance agreement. At December 31, 2011, the amount due from the Clearing Broker represents cash deposits maintained at the Clearing Broker including a clearing deposit of $138,713 and $202,676 of commission revenue earned as an introducing broker for its customers, net of clearing expenses. The Company has agreed to indemnify the Clearing Broker for losses that they may sustain from the customer accounts introduced by the Company. Losses, if any, on customer accounts are recorded as an offset of commission income.

4 - Related Party Transactions

The Company has an expense sharing agreement with PCH for services, rent, and common expenses which are shared, exclusive of payroll and related taxes. The agreement is on a month to month basis, and can be terminated by either party at any time.

PCH borrowed funds from the Company which are summarized as follows:

- Non-interest bearing note receivable issued December 2004 in the original amount of $250,000. Aggregate principle payments received through December 31, 2008 were $88,000. No principle payments have been received since then. At December 31, 2011, the remaining principle balance of $162,000 is payable on demand.
- Non-interest bearing note receivable issued June 2005 in the amount of $200,000. No principle payments have been received. At December 31, 2011, the principle balance of $200,000 is payable on demand.

The Company has a sponsorship arrangement with Pristine Services, a related company through common ownership, to provide for education and training seminars to its customers. The arrangement is on a quarterly basis, and can be terminated by either party at any time. For the year ended December 31, 2011, $100,000 was paid to Pristine Services.

5 - Property and Equipment

At December 31, 2011, property and equipment consists of the following:

Furniture and equipment	$	15,790
Trade show display		2,963
Telephone system		1,150
		19,903
Less: Accumulated depreciation		19,903
	$	-

6 - Concentration

The Company maintains cash balances at a financial institution subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts on deposit exceed the FDIC insurance limit of $250,000. As of December 31, 2011, the Company's cash balances on deposit exceeded FDIC insured limits by $107,000.

7 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and the requirements of the National Futures Association. At December 31, 2011, the Company had net capital of $580,633 which was $535,633 in excess of its required net capital of $45,000. The Company's net capital ratio was 0.44 to 1.

8 - Off-Balance-Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9 - Subsequent Events

In December 2011, FINRA granted the Company permission to arrange an asset transfer of accounts to Stock USA Execution Services. The Company has represented that it will cease operations and will file a Form Broker Dealer Withdrawal ("BDW") by the specified deadline date given by FINRA. The Company will operate as a branch of Stock USA Execution Services beginning in February 2012.